Exhibit 99.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) of Barrick Gold Corporation (the Company) of our report dated February 15, 2012 relating to the Company’s 2011 consolidated financial statements and the effectiveness of internal control over financial reporting as at December 31, 2011 which appears in Exhibit 99.1 to the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission on March 27, 2012.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 27, 2012